UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	RiverPark Commercial Real Estate Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

156 West 56th Street, 17th Floor
New York, NY 10019

Telephone Number (including area code): (212) 484-2100

Name and Address of Agent for Service of Process:

Morty Schaja
156 West 56th Street, 17th Floor
New York, NY 10019

copies to:

Thomas R. Westle Esq.
Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174-0208

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes [X]        No [  ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and state of New York on the 11th day of July, 2016.

RiverPark Commercial Real Estate Fund

By:	/s/ Morty Schaja
Name: Morty Schaja Title: Sole Trustee

ATTEST:

/s/ Paul Genova
Name: Paul Genova Title: Secretary